UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File No. 0-29328

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
(Translation of registrant's name into English)

Suite 322, 4585 Canada Way, Burnaby, British Columbia, V5G 4L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X]  Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SUBMITTED HEREWITH

Exhibits
99.1	News release dated October 13, 2006.
99.2	News release dated October 26, 2006.
99.3	Material Change Report dated October 26, 2006.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NEWS RELEASE

October 13, 2006

ThrillTime Entertainment International, Inc. (the “Company”) is pleased to announce the appointment of Dr. Gary Hayes to its board of directors effective October 10, 2006.  Dr. Hayes received his M.D. from the University of Manitoba and is a member of the B.C. College of Physicians and Surgeons, with a family practice in Coquitlam.

The Company is also pleased to announce that shareholder approval to the investment in Advanced Proteome Therapeutics Inc., as detailed in its news release of May 29, 2006, was received on September 15, 2006 and the Company anticipates all remaining conditions to the closing of the investment, including completion of the private placement detailed in the May 29, 2006 news release, will be satisfied shortly.

ON BEHALF OF THE BOARD OF DIRECTORS

“Benjamin Catalano”

Benjamin Catalano, President
THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

THL.H	October 26, 2006

THRILLTIME ENTERTAINMENT
COMPLETES INVESTMENT IN ADVANCED PROTEOME THERAPEUTICS, INC.,
CLOSES $2,500,000 PRIVATE PLACEMENT, AND
FINALIZES PLAN OF ARRANGEMENT

ThrillTime Entertainment International, Inc. (the "Company") is pleased to announce that effective October 25, 2006, the Company completed its investment in Advanced Proteome Therapeutics Inc. (“APT”) (the “Investment”), as more fully disclosed in Thrilltime’s information circular dated August 11, 2006.  The Investment resulted in Thrilltime acquiring a 56% interest in APT for a total investment in APT of $2,300,000.  Concurrent with the Investment, Thrilltime completed a plan of arrangement (the “Arrangement”) whereby all of the shares of Thrilltime were exchanged for shares of Advanced Proteome Therapeutics Corporation (“APTC”), a company set up specifically for this transaction. As a result, Thrilltime has become a wholly-owned subsidiary of APTC and APTC will commence trading on the TSX Venture Exchange shortly under the trading symbol, APC. The Investment and Arrangement were approved by the shareholders of Thrilltime on September 18, 2006.

APT features a powerful technology geared toward the rapid commercialization of drugs for which APT has a patent pending.  The technology will be targeted initially for the creation of improved versions of human protein pharmaceuticals with large, established markets.

Concurrent with and as a condition precedent to the Investment, on October 24, 2006, the Company completed a brokered and non-brokered private placement of 25,000,000 units at a price of $0.10 per unit for gross proceeds of $2,500,000 (the "Offering"), originally announced on May 29, 2006. The financing for the brokered portion of the Offering was arranged through Bolder Investment Partners, Ltd. ("Bolder").

Each unit is comprised of one common share and one-half of one share purchase warrant, each warrant exercisable at a price of $0.15 per share for a period of one year. Proceeds from the Offering will be used to meet minimum Exchange listing requirements, to pay for the purchase price for the investment with Advanced Proteome Therapeutics Inc. and for general working capital.  A cash commission of 8% was paid to Bolder and the selling group, and to finder’s on the non-brokered portion at closing. Bolder and members of the selling group were also issued agent's warrants equivalent to 15% of the units placed for its services, exercisable into one common share of the Company at a price of $0.10 per unit for a period of one year.  Bolder also received a work fee of $10,000 plus GST.

Upon the completion of the Arrangement, the securities issued in the private placement became freely tradable shares.

For further information please contact the Company at (604) 294-8084 or email Ben Catalano at ben@thrilltime.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF
THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

W. Benjamin Catalano

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

Form 51–102F3

Material Change Report

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1

Name and Address of Company

Thrilltime Entertainment International, Inc. (the “Company” or “Thrilltime”)
Suite 103, 4585 Canada Way
Burnaby, BC  V5G 4L6

Item 2

Dates of Material Change

October 26, 2006.

Item 3

News Release

The Company filed a news release on October 26, 2006 with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions on SEDAR.  The Company disseminated the news release through Canada Stockwatch and Market News.

Item 4

Summary of Material Change

The Company announced that effective October 25, 2006, it completed its investment in Advanced Proteome Therapeutics Inc. (“APT”) (the “Investment”), as more fully disclosed in Thrilltime’s information circular dated August 11, 2006.  The Investment resulted in Thrilltime acquiring a 56% interest in APT for a total investment in APT of $2,300,000.  Concurrent with the Investment, Thrilltime completed a plan of arrangement (the “Arrangement”) whereby all of the shares of Thrilltime were exchanged for shares of Advanced Proteome Therapeutics Corporation (“APTC”), a company set up specifically for this transaction.

The Company also announced that concurrent with and as a condition precedent to the Investment, on October 24, 2006, the Company completed a brokered and non-brokered private placement of 25,000,000 units at a price of $0.10 per unit for gross proceeds of $2,500,000 (the "Offering"), originally announced on May 29, 2006. The financing for the brokered portion of the Offering was arranged through Bolder Investment Partners, Ltd. ("Bolder").

Item 5

Full Description of Material Change

The Company announced that effective October 25, 2006, the Company completed its investment in APT, as more fully disclosed in Thrilltime’s information circular dated August 11, 2006.  The Investment resulted in Thrilltime acquiring a 56% interest in APT for a total investment in APT of $2,300,000.  Concurrent with the Investment, Thrilltime completed a plan of arrangement whereby all of the shares of Thrilltime were exchanged for shares of Advanced Proteome Therapeutics Corporation (“APTC”), a company set up specifically for this transaction. As a result, Thrilltime has become a wholly-owned subsidiary of APTC and APTC will commence trading on the TSX Venture Exchange shortly under the trading symbol, APC. The Investment and Arrangement were approved by the shareholders of Thrilltime on September 18, 2006.

APT features a powerful technology geared toward the rapid commercialization of drugs for which APT has a patent pending.  The technology will be targeted initially for the creation of improved versions of human protein pharmaceuticals with large, established markets.

Concurrent with and as a condition precedent to the Investment, on October 24, 2006, the Company completed a brokered and non-brokered private placement of 25,000,000 units at a price of $0.10 per unit for gross proceeds of $2,500,000, originally announced on May 29, 2006. The financing for the brokered portion of the Offering was arranged through Bolder.

Each unit is comprised of one common share and one-half of one share purchase warrant, each warrant exercisable at a price of $0.15 per share for a period of one year. Proceeds from the Offering will be used to meet minimum Exchange listing requirements, to pay for the purchase price for the investment with Advanced Proteome Therapeutics Inc. and for general working capital.  A cash commission of 8% was paid to Bolder and the selling group, and to finder’s on the non-brokered portion at closing. Bolder and members of the selling group were also issued agent's warrants equivalent to 15% of the units placed for its services, exercisable into one common share of the Company at a price of $0.10 per unit for a period of one year.  Bolder also received a work fee of $10,000 plus GST.

Upon the completion of the Arrangement, the securities issued in the private placement became freely tradable shares.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7

Omitted Information

Not Applicable.

Item 8

Executive Officer

W. Benjamin Catalano,
President and CEO
Tel. 604.671.9411.

Item 9

Date of Report

October 26, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated October 26, 2006.

THRILLTIME ENTERTAINMENT
 INTERNATIONAL, INC.

“Ben Catalano”

Ben Catalano,
President, CEO and CFO